Filed by Banc of California, Inc. (Commission File No. 001-35522) Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Pacific Mercantile Bancorp (Commission File No. 000-30777)

bancofcal.com

Filed by Banc of California, Inc.
(Commission File No. 001-35522)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Pacific Mercantile Bancorp
(Commission File No. 000-30777)

BANC OF CALIFORNIA


BANC OF CALIFORNIA

INVESTOR PRESENTATION

2021 First Quarter Earnings

bancofcal.com

FORWARD LOOKING STATEMENTS

BANC OF CALIFORNIA

When used in this report and in documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "believe," "will," "should," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "plans," or similar expressions are intended to identify "forward-looking statements" within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements. These statements may relate to future financial performance, strategic plans or objectives, revenue, expense or earnings projections, or other financial items of Banc of California, Inc. and its affiliates ("BANC," the "Company", "we", "us" or "our"), as well as the continuing effects of the COVID-19 pandemic on the Company's business, operations, financial performance and prospects. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (i) the effect of the COVID-19 pandemic and steps taken by governmental and other authorities to contain, mitigate, and combat the pandemic on our business, operations, financial performance and prospects; (ii) the costs and effects of litigation generally, including legal fees and other expenses, settlements and judgments; (iii) the risk that we will not be successful in the implementation of our capital utilization strategy, new lines of business, new products and services, or other strategic project initiatives; (iv) risks that the Company's merger and acquisition transactions may disrupt current plans and operations and lead to difficulties in customer and employee retention, risks that the costs, fees, expenses and charges related to these transactions could be significantly higher than anticipated and risks that the expected revenues, cost savings, synergies, and other benefits of these transactions might not be realized to the extent anticipated, within the anticipated timetables, or at all; (v) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including but not limited to, the effectiveness of our underwriting practices and the risk of fraud, any of which may lead to increased loan delinquencies, losses, and nonperforming assets in our loan portfolio, and may result in our allowance for credit losses not being adequate and require us to materially increase our credit loss reserves; (vi) the quality and composition of our securities portfolio; (vii) changes in general economic conditions, either nationally or in our market areas, or changes in financial markets; (viii) continuation of, or changes in, the short-term interest rate environment, changes in the levels of general interest rates, volatility in the interest rate environment, the relative differences between short- and long-term interest rates, deposit interest rates, our net interest margin, and funding sources; (ix) fluctuations in the demand for loans, and fluctuations in commercial and residential real estate values in our market area; (x) our ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund our activities; (xi) results of examinations of us by regulatory authorities and the possibility that any such regulatory authority may, among other things, limit our business activities, require us to change our business mix, restrict our ability to invest in certain assets, increase our allowance for credit losses, write-down asset values, increase our capital levels, affect our ability to borrow funds or maintain or increase deposits, or impose fines, penalties or sanctions, any of which could adversely affect our liquidity and earnings; (xii) legislative or regulatory changes that adversely affect our business, including, without limitation, changes in tax laws and policies, changes in privacy laws, and changes in regulatory capital or other rules, and the availability of resources to address or respond to such changes; (xiii) our ability to control operating costs and expenses; (xiv) staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force and potential associated charges; (xv) the risk that our enterprise risk management framework may not be effective in mitigating risk and reducing the potential for losses; (xvi) errors in estimates of the fair values of certain of our assets and liabilities, which may result in significant changes in valuation; (xvii) failures or security breaches with respect to the network and computer systems on which we depend, including but not limited to, due to cybersecurity threats; (xviii) our ability to attract and retain key members of our senior management team; (xix) increased competitive pressures among financial services companies; (xx) changes in consumer spending, borrowing and saving habits; (xxi) the effects of severe weather, natural disasters, pandemics, acts of war or terrorism, and other external events on our business; (xxii) the ability of key third-party providers to perform their obligations to us; (xxiii) changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board or their application to our business, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting standards; (xxiv) continuing impact of the Financial Accounting Standards Board's credit loss accounting standard, referred to as Current Expected Credit Loss, which requires financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and provide for the expected credit losses as allowances for loan losses; (xxv) share price volatility and reputational risks, related to, among other things, speculative trading and certain traders shorting our common shares and attempting to generate negative publicity about us; (xxvi) our ability to obtain regulatory approvals or non-objection to take various capital actions, including the payment of dividends by us or our bank subsidiary, or repurchases of our common or preferred stock; and (xxvii) other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described in this report and from time to time in other documents that we file with or furnish to the SEC.

Further, statements about the potential effects of the proposed acquisition of Pacific Mercantile Bancorp on our business, financial results and condition may constitute forward-looking statements and are subject to the risk that the actual effects may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond our control, including (i) the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Banc of California, Inc.'s or Pacific Mercantile Bancorp's stock price before closing, including as a result of its financial performance prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Banc of California, Inc. and Pacific Mercantile Bancorp operate; (iv) the ability to promptly and effectively integrate the businesses of Banc of California, Inc. and Pacific Mercantile Bancorp; (v) the reaction to the transaction of the companies' customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in Banc of California, Inc.'s and Pacific Mercantile Bancorp's public filings with the SEC.

Additional Information About the Merger and Where to Find It

Investors and security holders are urged to carefully review and consider each of Banc of California, Inc.'s and Pacific Mercantile Bancorp's public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Banc of California, Inc. with the SEC may be obtained free of charge at Banc of California, Inc.'s website at www.bancofcal.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Banc of California, Inc. by requesting them in writing to Banc of California, Inc., 3 MacArthur Place, Santa Ana, CA 92707; Attention: Investor Relations, by submitting an email request to ir@bancofcal.com or by telephone at (855) 361-2262.

The documents filed by Pacific Mercantile Bancorp with the SEC may be obtained free of charge at Pacific Mercantile Bancorp's website at www.pmbank.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Pacific Mercantile Bancorp by requesting them in writing to Pacific Mercantile Bancorp, 949 South Coast Drive, Suite 300, Costa Mesa, CA 92626; Attention: Investor Relations, or by telephone at 714-438-2500.

Banc of California, Inc. intends to file a registration statement with the SEC, which will include a joint proxy statement of Banc of California, Inc. and Pacific Mercantile Bancorp and a prospectus of Banc of California, Inc., and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Banc of California, Inc. and Pacific Mercantile Bancorp are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of Banc of California, Inc. and Pacific Mercantile Bancorp seeking any required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC's website or from Banc of California, Inc. or Pacific Mercantile Bancorp by writing to the addresses provided for each company set forth in the paragraphs above.

Banc of California, Inc., Pacific Mercantile Bancorp, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Banc of California, Inc. and Pacific Mercantile Bancorp shareholders in favor of the approval of the transaction. Information about the directors and executive officers of Banc of California, Inc. and their ownership of Banc of California, Inc. common stock is set forth in the proxy statement for Banc of California, Inc.'s 2021 annual meeting of stockholders, as previously filed with the SEC. Information about the directors and executive officers of Pacific Mercantile Bancorp and their ownership of Pacific Mercantile Bancorp common stock is set forth in the proxy statement for PMB's 2020 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.

FIRST QUARTER 2021 RESULTS

BANC OF CALIFORNIA

($ in Thousands Except EPS)	1Q21		4Q20		1Q20	
Net interest income	$	57,916	$	61,563	$	51,861
(Reversal of) provision for credit losses	$	(1,107)	$	991	$	15,761
Net income (loss)	$	14,375	$	21,703	$	(6,593)
Net income (loss) available to common stockholders	$	7,825	$	17,706	$	(9,694)
Earnings (loss) per diluted common share	$	0.15	$	0.35	$	(0.19)
Adjusted net income (loss) available to common stockholders[(1)]	$	12,867	$	13,930	$	(8,723)
Adjusted diluted earnings (loss) per share[(1)]	$	0.25	$	0.28	$	(0.17)
Pre-tax pre-provision (PTPP) income[(1)]	$	15,562	$	29,588	$	7,003
Adjusted PTPP income[(1)]	$	20,613	$	24,481	$	12,172
Average assets	$	7,860,952	$	7,764,997	$	7,562,942
Return on average assets (ROAA)		0.74%		1.11%		-0.35%
Adjusted ROAA		0.83%		0.92%		-0.27%
Net interest margin		3.19%		3.38%		2.97%
Allowance for credit losses coverage ratio		1.43%		1.43%		1.45%
Common equity tier 1		11.50%		11.19%		11.58%
Tangible common equity per common share[(1)]	$	13.24	$	13.39	$	12.11
Noninterest-bearing deposits as % of total deposits		27.7%		25.6%		22.6%

(1) Denotes a non-GAAP financial measure; see "Non-GAAP Reconciliation" slides at end of presentation

BANC OF CALIFORNIA

1st Quarter 2021 Summary

Continued Progress on Franchise-Enhancing Initiatives	• Further growth in average earning assets • Improving deposit mix and reduction in cost of funds • Increasing fee income • Disciplined expense control • Preferred stock redemption improves capital stack and provides earnings accretion
Positive Trends in Business Development	• $550 million in new loan fundings and advances; up ~10% from 4Q20 • Effective targeting of deposit rich verticals produces 7th consecutive quarter of DDA growth • $141 million increase in noninterest-bearing deposits (increased to 28% of total deposits at 3/31/21 from 26% at 12/31/2020)
Increasing Fee Income	• Larger client base, updated deposit fee schedules, and higher exchange fees resulted in ~60% increase in customer service fees from 1Q20
Continued Strong Asset Quality	• Deferred loans declined 57% from end of 4Q20 • Significant reserve build in 2020, strong asset quality, and improving economic forecasts resulted in small reserve release in 1Q21
Agreement to Acquire Pacific Mercantile Bancorp	• Accelerates progress to increase scale and generate profitable growth • Highly accretive transaction expected to add a $1 billion seasoned loan portfolio, attractive deposit base, and excellent opportunities to expand client relationships (on track with our timeline)

(1) Denotes a non-GAAP financial measure; see "Non-GAAP Reconciliation" slides at end of presentation

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS RECONCILIATION

BANC OF CALIFORNIA

($ in millions)

1Q 2021



$7.8
EPS
$0.15
$1.1
$2.7
$(2.1)
$3.4
$12.9
EPS
$0.25
Net Income Available to Common Stockholders
Noninterest expense adjustments (2)
Loss on alternative energy partnerships (2)
Tax impact from exercise of stock appreciation awards
Impact of preferred stock redemption
Adjusted Net Income Available to Common Stockholders(1)

4Q 2020



$17.7
EPS
$0.35
$(3.3)
$(0.5)
$-0
$-0
$13.9
EPS
$0.28
Net Income Available to Common Stockholders
Noninterest expense adjustments (2)
Gain on alternative energy partnerships (2)
Tax impact from exercise of stock appreciation rights
Impact of preferred stock redemption
Adjusted Net Income Available to Common Stockholders (1)

- 4Q20 included $2.1 million (after tax) in settlements and insurance recoveries for historical legal matters
- Series D Preferred Stock redemption costs during 1Q21 reduced diluted earnings per share by $0.07
- Series D Preferred Stock dividends totaled $1.4 million and $1.7 million in 1Q21 and 4Q20
- Noninterest expense adjustments relate to merger-related costs and indemnified legal expenses, net of recoveries

(1) Denotes a non-GAAP financial measure; see "Non-GAAP Reconciliation" slides at end of presentation
(2) Adjustments presented utilizing an effective normalized tax rate of 25%

ADJUSTED PRE-TAX PRE-PROVISION **INCOME TREND**

BANC OF CALIFORNIA

Adjusted Pre-tax Pre-provision (PTPP) Income (1)



1.25%
1.06%
0.98%
0.83%
0.65%
$12.2
$16.0
$18.9
$24.5
$20.6
1Q20
2Q20
3Q20
4Q20
1Q21
Adjusted PTPP Income
Adjusted PTPP Income / Avg. Assets

(1) Denotes a non-GAAP financial measure; see "Non-GAAP Reconciliation" slides at end of presentation

RAPIDLY IMPROVING DEPOSIT FRANCHISE

BANC OF CALIFORNIA

- $141 million quarterly increase in noninterest-bearing deposits
- Large percentage of noninterest-bearing and low-cost deposits
- Targeted deposit strategy has transformed deposit mix and contributed to asset-sensitive profile
- Spot rate at March 31, 2021 was 24 bps, down from 29 bps at December 31, 2020



Average Cost of deposits
Noninterest-bearing
Interest-bearing checking
Money Market & Savings
Brokered CDs
CDs
Spot Rate
0.24%
1.11%
0.71%
0.51%
0.36%
0.28%
19%
4%
26%
28%
23%
15%
3%
28%
31%
23%
14%
1%
27%
34%
24%
12%
0%
27%
35%
26%
11%
0%
27%
34%
28%
1Q20
2Q20
3Q20
4Q20
1Q21

Category	1Q20	2Q20	3Q20	4Q20	1Q21
$ in millions					
Noninterest-bearing checking	$1,256.1	$1,391.5	$1,450.7	$1,559.2	$1,700.3
Interest-bearing checking	1,572.4	1,846.7	2,045.1	2,107.9	2,088.5
Demand deposits	2,828.5	3,238.2	3,495.9	3,667.2	3,788.9
Savings	877.9	939.0	946.3	932.4	909.6
Money Market	575.8	765.9	689.8	714.3	775.1
Non-maturity deposits	1,453.8	1,704.9	1,636.1	1,646.7	1,684.7
CDs	1,071.9	924.6	820.5	755.7	668.5
Brokered CDs	208.7	169.8	79.8	16.2	00.0
Total[(1)]	**$5,562.8**	**$6,037.5**	**$6,032.3**	**$6,085.8**	**$6,142.0**

(1) Reflects balance as of period end

BUSINESS UNITS GENERATING SOLID DEPOSIT GROWTH

BANC OF CALIFORNIA

Period end balances ($ in millions)



+34%
$2,828
$770
$1,580
$457
$22
1Q20
$3,238
$904
$1,908
$399
$27
2Q20
$3,496
$924
$2,128
$416
$28
3Q20
$3,667
$925
$2,225
$496
$21
4Q20
$3,789
$1,007
$2,293
$471
$18
1Q21
Community & Business Banking
Private & Specialty Banking
Commercial Real Estate & Banking
Other

DIVERSIFIED LOAN PORTFOLIO MITIGATES RISK AND GENERATES ATTRACTIVE RISK-ADJUSTED YIELD

BANC OF CALIFORNIA

Loan Segment	1st Quarter 2021			4th Quarter 2020			Change		
	$(1)	%	Avg. Yield	$1	%	Avg. Yield	$1	%	Avg. Yield
$ in Millions									
C&I	$ 1,878	33%	4.22%	$ 2,088	35%	4.26%	$ (210)	-2%	-0.04%
Multifamily	1,258	22%	4.52%	1,290	22%	4.70%	(32)	0%	-0.18%
CRE	840	15%	4.68%	807	14%	4.98%	33	1%	-0.30%
Construction	169	3%	4.92%	176	3%	4.98%	(7)	0%	-0.06%
SBA	339	6%	3.93%	273	5%	5.52%	65	1%	-1.59%
SFR	1,253	22%	3.94%	1,230	21%	4.21%	23	1%	-0.27%
Consumer	27	0%	4.18%	33	1%	9.82%	(7)	-1%	-5.64%
Total Loans HFI	**$ 5,764**	**100%**	**4.30%**	**$ 5,898**	**100%**	**4.58%**	**$ (134)**	**N/A**	**-0.28%**

The average loan yield was increased by 13 basis points in 1Q21 and by 34 basis points in 4Q20 due to the level of prepayment penalty fees, amortization of PPP fees due to forgiveness, and the recovery of foregone interest returned to accrual status, offset by the reversal of interest for loans placed on nonaccrual.

Real Estate Secured with Low LTVs

- 61% of loan portfolio is secured by residential real estate (primary residences)
- Weighted average loan-to-values (LTVs) of 56%
- ~92% of all real estate secured loans have LTVs of less than 70%
- ~86% of the SFR portfolio have LTVs of less than 70%

PPP Loan Overview

- As of March 31, 2021, PPP loans (net of fees) comprised $276 million of the SBA portfolio
- Of the total 1,128 PPP loans funded in the 1st round, 422 loans remain outstanding and represent $148 million of the PPP loan portfolio balance
- During the 2nd round of PPP we funded a total of 806 loans, representing $132 million

(1) Reflects balance as of period end

LOAN BALANCES **FUNDINGS AND PAYOFFS**

BANC OF CALIFORNIA

Total Loan Fundings and Advances of $550 Million in Q1 2021(1)


($ in millions)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
$328
$176
$152
($610)
($150)
($172)
($288)
$471
$78
$393
($505)
($85)
($177)
($243)
$566
$204
$109
$253
($516)
($149)
($367)
$966
$464
$151
$351
($742)
($227)
($515)
$550
$63
$487
($683)
($222)
($141)
($321)
Fundings
Payoffs
Total Loan Yield
Advances
Paydowns
Rate on Production
Warehouse Net Advances/Paydowns
Rate on Production excl. PPP

($ in millions)	Loans Beginning Balance	Total Fundings	Total Payoffs	Net Difference	Other Change(2)	Loans Ending Balance	Total Loan Yield	Rate on Production	Rate on Production excl. PPP
Q1 2021	$ 5,900	$ 550	$ (683)	$ (133)	$ (1)	$ 5,766	4.30%	3.16%	3.76%
Q4 2020	$ 5,680	$ 966	$ (742)	$ 224	$ (4)	$ 5,900	4.58%	3.67%	3.67%
Q3 2020	$ 5,647	$ 566	$ (516)	$ 50	$ (18)	$ 5,680	4.46%	3.99%	4.07%
Q2 2020	$ 5,688	$ 471	$ (505)	$ (33)	$ (7)	$ 5,647	4.48%	2.77%	4.11%
Q1 2020	$ 5,975	$ 328	$ (610)	$ (282)	$ (5)	$ 5,688	4.56%	4.55%	4.55%

(1) Excludes net change in warehouse lending (2) Includes deferred costs/fees, transfers and sales

FORBEARANCE AND DEFERMENTS DECLINE

BANC OF CALIFORNIA

($ in millions)

Deferrals by Loan Type as of 3/31/21[(1),(2)]

	Approved or Booked			Under Review[(3)]			Total Deferrals				
	$	#	% of Portfolio Deferred	$	#	% of Portfolio Deferred	$	#	Total Portfolio	% of Portfolio Deferred	Change in Deferral Balance from 12/31/20
Single Family Residential	$ 49	47	4%	$ -	0	0%	$ 49	47	$ 1,253	4%	$ (90)
Multifamily	-	0	0%	17	2	1%	17	2	1,258	1%	16
CRE	-	0	0%	4	3	<1%	4	3	840	<1%	(53)
Construction & Development	-	0	0%	-	0	0%	-	0	169	0%	-
Commercial & Industrial	25	5	1%	(0)	0	<1%	25	5	1,878	1%	(14)
Other Consumer	1	2	4%	-	0	0%	1	2	27	4%	-
SBA	-	0	0%	13	3	4%	13	3	339	4%	(2)
1Q2021 Total	**$ 75**	**54**	**1%**	**$ 34**	**8**	**<1%**	**$ 109**	**62**	**$ 5,764**	**2%**	**$ (143)**
4Q2020 Total	**$ 213**	**148**	**4%**	**$ 39**	**8**	**<1%**	**$ 252**	**156**	**$ 5,898**	**4%**	

Total loan deferrals and forbearances declined $143 million from 4Q20

- $49 million, or 45%, of deferments/forbearances at the end of 1Q21 relate to legacy Single Family Residential (SFR) loans
- $46 million, or 42%, of total 1Q21 amounts are secured by CRE Retail, Office, and Multifamily properties with low LTVs
- 3 initial deferment/forbearance requests received in 1Q21



$604
$164
$440
$283
$138
$145
$252
$139
$113
-57%
$109
$49
$60
6/30/2020
9/30/2020
12/31/2020
3/31/2021 (3)
SFR
Non-SFR

(1) Excludes loans in forbearance that are current and loans delinquent prior to COVID-19
(2) Loans within the SFR portfolio are forbearances or deferments
(3) Loans in the process of deferment or forbearance are not reported as delinquent

ASSET QUALITY
NPLs, Delinquencies, and Classified Loans


Delinquencies ($ in millions)
SFR Delinquencies
Delinquencies (ex-SFR)
Delinquencies /Total Loans
1.50%
1.69%
1.46%
0.54%
1.06%
$85.0
$95.2
$83.0
$31.6
$61.3
$71.4
$70.3
$71.1
$22.9
$47.8
$13.6
$24.9
$12.0
$8.7
$13.5
1Q20
2Q20
3Q20
4Q20
1Q21


Criticized and Classified Loans ($ in millions)
Criticized and Classified Loans
Classified Loans
$167
$186
$170
$166
$227
$112
$129
$111
$91
$126
1Q20
2Q20
3Q20
4Q20
1Q21


Non-performing Loans (NPLs) ($ in millions)
SFR NPLs
NPLs (ex-SFR)
NPLs/Total Loans-HFI
1.00%
1.29%
1.18%
0.62%
0.97%
$56.5
$72.7
$66.9
$36.6
$55.9
$24.4
$28.5
$26.3
$13.5
$32.4
$32.1
$44.2
$40.6
$23.1
$23.5
1Q20
2Q20
3Q20
4Q20
1Q21


ACL / Non-performing Loans (NPLs) ($ in millions)
ACL / NPLs
ACL
145%
130%
141%
230%
148%
$82.1
$94.6
$94.1
$84.2
$82.7
1Q20
2Q20
3Q20
4Q20
1Q21

TOP 10 RELATIONSHIPS
Non-performing & delinquent loans rollforward

BANC OF CALIFORNIA

Non-performing Loans ($ in thousands)

#	1Q21	4Q20	Delta	Loan Category	1Q Accrual Status	1Q Delinquency Status	4Q Accrual Status
1	$ 7,339	$ 7,502	$ (163)	C&I / CRE	Non-Accrual	Current	Non-Accrual
2	3,999	4,045	(46)	C&I	Non-Accrual	Current	Non-Accrual
3	3,709	-	3,709	SFR	Non-Accrual	90+	Accrual
4	3,366	3,551	(185)	C&I	Non-Accrual	90+	Non-Accrual
5	3,253	3,253	-	SFR	Non-Accrual	90+	Non-Accrual
6	2,644	2,644	-	CRE	Non-Accrual	30-59	Non-Accrual
7	2,529	2,486	43	SFR	Non-Accrual	90+	Non-Accrual
8	2,091	-	2,091	SFR	Non-Accrual	90+	Accrual
9	1,948	1,956	(8)	SFR	Non-Accrual	90+	Non-Accrual
10	1,757	-	1,757	SFR	Non-Accrual	90+	Accrual
11+	23,285	11,191	12,095				
Total	**$ 55,919**	**$ 36,628**	**$ 19,291**				

Delinquent Loans ($ in thousands) (1)

#	1Q21	4Q20	Delta	Loan Category	1Q Accrual Status	1Q Delinquency Status	4Q Delinquency Status
1	$ 4,095	$ -	$ 4,095	SFR	Accrual	30-59	Current
2	3,709	-	3,709	SFR	Non-Accrual	90+	Current
3	3,366	3,551	(185)	C&I	Non-Accrual	90+	90+
4	3,253	3,253	-	SFR	Non-Accrual	90+	90+
5	3,068	2,980	88	SFR	Accrual	30-59	30-59
6	2,644	-	2,644	CRE	Non-Accrual	30-59	Current
7	2,529	2,486	43	SFR	Non-Accrual	90+	90+
8	2,486	-	2,486	SFR	Accrual	30-59	Current
9	2,091	-	2,091	SFR	Non-Accrual	90+	Current
10	1,948	1,956	(8)	SFR	Non-Accrual	90+	90+
11+	32,109	17,391	14,718				
Total	**$ 61,297**	**$ 31,617**	**$ 29,681**				

- Non-performing loans increased $19.3 million, or 53%, to $55.9 million due mostly to the legacy SFR portfolio.
- $18.1 million, or 32% of total NPLs, are in current status
- Delinquencies increased $29.7 million, or 94%, as $39.0 million of additions were partially offset by $9.2 million loans returned to current status
- $32.2 million of the $39.0 million newly delinquent loans related to our legacy SFR portfolio

ALLOWANCE FOR **CREDIT LOSSES WALK**

BANC OF CALIFORNIA



($ in millions)
$88.0
$86.0
$84.0
$82.0
$80.0
$78.0
$76.0
$74.0
$72.0
$70.0
$84.2
1.43% (1)
($1.0)
($0.4)
($0.1)
$82.7
1.43% (1)
ACL (12/31/20)
Portfolio Mix
Charge-offs (net of Recoveries)
Specific Reserves
ACL (3/31/21)

1Q21: The ACL reserve decreased $1.5 million due to (1) lower reserves of $1.0 million from portfolio mix, (2) net charge-offs of $0.4 million, and (3) lower specific reserves of $0.1 million.

- The economic forecasts released during March included higher GDP growth rates and lower unemployment rates compared to the December forecasts. While the forecasts are improving and the economy is showing signs of recovery with the rollout of the vaccine and additional government stimulus, there remains some uncertainty regarding the ultimate impact of the pandemic and the pace of the recovery.
- The reserve includes qualitative factors to account for our visibility of actual conditions related to our loan portfolio

ACL includes Allowance for Loan Losses (ALL) and Reserve for Unfunded Loan Commitments (RUC)

(1) Coverage percentage equals ACL to Total Loans. PPP loans improved Coverage ratio by 5 bps at 12/31/20 and 8 bps at 3/31/21

CONTINUED FOCUS ON **EXPENSE MANAGEMENT**

Noninterest Expense to Average Assets

($ millions)


2.50%
3.78%
2.09%
2.00%
2.41%
$72.8
$46.9
$42.8
$40.4
$39.0
$46.7
$43.3
$30.0
$40.7
$44.0
$41.7
$3.6
-$0.3
-$5.1
$5.1
1Q20
2Q20
3Q20
4Q20
1Q21
Total Non-Core expense
Adjusted Noninterest Expense
Noninterest Expense / Average Assets

Adjusted Noninterest Expense to Average Assets

($ millions)


2.30%
2.22%
2.10%
2.26%
2.15%
-4%
$43.3
$42.8
$40.7
$44.0
$41.7
1Q20
2Q20
3Q20
4Q20
1Q21
Adjusted Noninterest Expense
Adjusted Noninterest Expense / Average Assets

Adjusted noninterest expense decreased 4% since 1Q20

Non-core expense/benefits relate to: (1) timing of indemnified legal costs/recoveries, (2) merger-related costs and (3) loss/gain on investments in alternative energy partnerships[(1)]

Adjusted noninterest expense[(2)] decreased $2.3 million from prior quarter with a 1% increase in average assets

(1) Investments in alternative energy partnerships created tax credits in the period of investment
(2) Denotes a non-GAAP financial measure; see "Non-GAAP Reconciliation" slides at end of presentation

STRONG CAPITAL BASE

BANC OF CALIFORNIA

	1Q21	4Q20	3Q20	2Q20	1Q20
Common Equity Tier 1	11.50%	11.19%	11.59%	11.68%	11.58%
Tier 1 Risk-based Capital	13.17%	14.35%	14.94%	15.10%	14.91%
Leverage Ratio	9.62%	10.90%	10.79%	10.56%	11.20%
Tangible Equity / Tangible Assets(1)	9.69%	10.94%	10.84%	10.43%	10.42%
Tangible Common Equity / Tangible Assets(1)	8.49%	8.58%	8.43%	8.04%	7.96%

Strategic decision to exit non-franchise enhancing assets resulted in build-up of significant capital and steadily improving ratios

Capital provides a buffer for optionality to deploy for benefit of shareholders

(1) Denotes a non-GAAP financial measure; see "Non-GAAP Reconciliation" slides at end of presentation

2021 STRATEGIC OBJECTIVES

BANC OF CALIFORNIA

Maintain Credit and Capital Discipline	• Well-underwritten loan portfolio mainly secured by CA-based real estate with relatively low LTVs continues to provide strong defensive positioning in uncertain environment • Maintain a high level of capital, liquidity and reserves
Strategic Growth in Earning Assets	• Lending teams added over past two years continue to build their books of business with high-quality relationship loans in our footprint • Healthy commercial loan pipeline should lead to production levels exceeding runoff and continued growth in earning assets
Continue Driving Net Interest Margin	• Continue adding full banking relationships that provide low-cost transaction deposits • Additional opportunities to reduce deposit costs primarily centered around larger time deposits maturing throughout 2021 • Continued focus on earning asset mix to support earning asset yields
Manage Expenses and Realize Additional Operating Leverage	• Generate balance sheet growth while keeping expenses flat to modestly higher in 2021 • Continue to leverage technology to increase efficiencies and enhance business development
Optimize Use of Capital	• Evaluating uses of capital that will enhance earnings and improve franchise for the long-term, including the announced agreement to acquire Pacific Mercantile Bancorp (expected completion in Q3 2021) • Redeemed Series D preferred stock in Q1 2021 • Opportunity to redeem Series E preferred stock at appropriate time and subject to regulatory approval

APPENDIX

bancofcal.com

LOAN PORTFOLIO CHARACTERISTICS

BANC OF CALIFORNIA

Loan Portfolio by Segment

$ in millions



Construction
$169
3%
SBA(1)
$339
6%
Consumer
$27
<1%
C&I
$1,878
33%
Single Family Res.
$1,253
22%
Multifamily
$1,259
22%
CRE
$840
15%
93% of RE in California

Loan Segment	Avg. Yield
C&I	4.22%
Multifamily	4.52%
CRE	4.68%
Construction	4.92%
SBA	3.93%
Single Family Res.	3.94%
Consumer	4.18%
Total Loans HFI	4.30%

Loan Portfolio by Geography

$ in millions



Northeast
$144
2%
Midwest
$109
2%
Northern California
$485
8%
South
$524
9%
Central California
$201
4%
Other West
$291
5%
Southern California
$4,008
69%
81% in California

Key Commentary

- 61% of loan portfolio is secured by residential real estate (primary residences)
- Weighted average LTVs of 56%
- ~92% of all real estate secured loans have LTVs of less than 70%
- ~86% of the SFR portfolio have LTVs of less than 70%

(1) Includes $210 million of PPP loans.

REAL ESTATE LOAN PORTFOLIO HAS LOW LTVS

BANC OF CALIFORNIA

Real Estate Loan Balances(1)



$ in millions
$3,971
$3,841
$3,736
$3,503
$3,521
70%
68%
66%
59%
61%
1Q20
2Q20
3Q20
4Q20
1Q21
RE Loans / Loans-HFI
RE Loans

SFR Portfolio by LTV



70% to 80%
<50%
>80%
60% to 70%
50% to 60%

(1) Excludes Warehouse credit facilities

Real Estate(1) LTVs	$	%	Count
$ in Millions			
<50%	$ 1,059	30%	898
50% to 60%	964	27%	522
60% to 70%	1,198	34%	524
70% to 80%	257	7%	171
>80%	42	1%	35
Total	**$ 3,521**	**100%**	**2,150**

- ~92% of all real estate secured loans have LTVs of less than 70%
- Weighted average LTV is 56%

SFR LTVs	$	%	Count
$ in Millions			
<50%	$ 425	34%	518
50% to 60%	340	27%	320
60% to 70%	312	25%	272
70% to 80%	157	13%	146
>80%	19	1%	24
Total	**$ 1,253**	**100%**	**1,280**

- ~86% of all existing SFR have LTVs of less than 70%
- Weighted average LTV is 55%

CALIFORNIA-CENTRIC CRE AND MULTIFAMILY PORTFOLIOS HAVE **LOW WEIGHTED-AVERAGE LTV**

BANC OF CALIFORNIA

CRE & Multifamily by Collateral Type



Strip Center 8%
Other 2%
Single Tenant 14%
Multi Tenant 45%
Neighborhood Shopping Center 31%
Owner Occupied 10%
Non Owner Occupied 90%
Industrial 4%
Other 11%
Hospitality 0%
Retail 14%
Office 11%
Multifamily 60%
Mixed Use 2.7%
Residential 97.3%

Collateral Type	Count		Balance		Avg. Loan Size	W.A LTV	W.A DSCR
$ in thousands							
MultiFamily	588	$	1,258,278	$	2,140	58.6%	1.5x
Office	53		229,106		4,323	55.0%	2.4x
Retail	80		298,845		3,736	53.5%	1.6x
Hospitality	5		4,464		893	54.8%	1.3x
Industrial	39		83,086		2,130	53.0%	1.7x
Other	64		224,464		3,507	56.8%	1.7x
Total CRE & MF	**829**	**$**	**2,098,243**	**$**	**2,531**	**57.1%**	**1.6x**

DIVERSIFIED AND LOW AVERAGE BALANCE C&I PORTFOLIO

BANC OF CALIFORNIA



Food Services 2%
Professional Services 1%
Transportation 0.3%
Accomodations 0.1%
Television / Motion Pictures 2%
Other Retail Trade 1%
Whole Sale Trade 2%
Healthcare 4%
Manufacturing 1%
Gas Stations 4%
All Other C&I 6%
Real Estate & Rental Leasing 12%
Finance (including Warehouse) 65%

NAICS Industry	Count	$	Avg. Loan Size
$ in thousands			
Finance (including Warehouse)	124	$ 1,220,408	$ 9,842
Real Estate & Rental Leasing	146	230,781	1,581
Gas Stations	53	68,672	1,296
Healthcare	51	68,964	1,352
Wholesale Trade	36	40,803	1,133
Television / Motion Pictures	28	34,067	1,217
Manufacturing	40	25,198	630
Food Services	22	31,366	1,426
Other Retail Trade	34	21,167	623
Professional Services	58	16,993	293
Transportation	15	4,773	318
Accommodations	6	2,427	404
All Other C&I	111	112,706	1,015
Total C&I	**724**	**$ 1,878,325**	**$ 2,594**

~77% C&I Concentration toward Businesses focused on Finance (including Warehouse), and Real Estate and Rental Leasing

Limited Exposure to High Stressed Business Industries

- **2%** Television / Motion Pictures
- **2%** Food Services
- **<1%** Transportation
- **<1%** in Accommodations

All Other C&I includes a diverse mix of industry sectors

- **2%** Management of Companies
- **1%** Administrative and Support
- **1%** Education Services
- **1%** Arts / Recreation
- **<1%** Construction / Contracting

STRONG ALLOWANCE COVERAGE RATIO; ALLOCATION OF **RESERVE BY LOAN TYPE**

BANC OF CALIFORNIA

ACL Composition ($ In thousands)	1Q21 Amount	1Q21 % of Loans	4Q20 Amount	4Q20 % of Loans
Commercial real estate	$ 17,100	2.04%	$ 19,074	2.36%
Multifamily	23,884	1.90%	22,512	1.75%
Construction	5,552	3.28%	5,849	3.32%
Commercial and industrial	19,703	1.05%	20,608	0.99%
SBA	3,451	1.02%	3,145	1.15%
Total commercial loans	69,690	1.55%	71,188	1.54%
Single family residential mortgage	9,161	0.73%	9,191	0.75%
Other consumer	502	1.89%	651	1.95%
Total consumer loans	9,663	0.76%	9,842	0.78%
Allowance for loan losses	79,353	1.38%	81,030	1.37%
Reserve for unfunded commitments	3,360	0.06%	3,183	0.05%
Allowance for credit losses	**$ 82,713**	**1.43%**	**$ 84,213**	**1.43%**

- Allowance for Credit Losses (ACL) includes Reserve for Unfunded Commitments
- Excluding PPP loans, the ACL coverage was 1.51% at the end of 1Q21

SECURITIES PORTFOLIO

BANC OF CALIFORNIA

Securities Portfolio Detail[1]

Security Type	Fair Value 4Q20	Fair Value 1Q21	QoQ Change	Duration 1Q21
($ in Millions)				
Gov't & Agency (MBS, CMO, & SBA)	$ 336	$ 351	$ 15	7.80
CLOs	678	684	6	0.07
Municipal	69	86	17	7.67
Corporate Securities	149	150	1	7.56
Total Securities	**$ 1,231**	**$ 1,271**	**$ 39**	**3.54**

- The quarter-over-quarter change in total securities is due to purchases of $52.8 million offset by $9.4 million in repayments and lower unrealized net gains of $3.6 million. The CLOs included an unrealized loss of $3.6 million as of 1Q21, down from $9.7 million as of 4Q20.

Portfolio Profile[1]



Credit Rating
BBB 12%
AAA 33%
AA 55%



Composition
Munis 7%
Corporates 12%
Gov't & AGC 27%
CLO 54%

Portfolio Average Balances & Yields



$953
$1,064
$1,191
$1,239
$1,236
3.30%
2.95%
2.26%
2.13%
2.13%
1Q20
2Q20
3Q20
4Q20
1Q21
Average Balance ($ in millions)
Yield

(1) Dollars in millions. Values that are greater than $0.0 million (or 0.0%) but less than $0.5 million (or 0.5%) are not shown.

CLO PORTFOLIO HAS DIVERSIFIED EXPOSURE

CREDIT ENHANCEMENT PROVIDES SIGNIFICANT PRINCIPAL PROTECTION

BANC OF CALIFORNIA

CLO Industry Breakdown

$684 million at March 31, 2021
(net of $3.6 million unrealized loss)



Other 17%
Healthcare & Pharmaceuticals 13%
High Tech Industries 10%
Services - Business 9%
FIRE - Banking, Finance, Insurance & Real Estate 8%
Hotel, Gaming & Leisure 4%
Media - Broadcasting & Subscription 4%
Telecommunications 4%
Beverage, Food & Tobacco 5%
Services Consumer 4%
Chemicals, Plastics, & Rubber 3%
Automotive 3%
Capital Equipment 3%
Retail 3%
Construction & Building 3%
Containers, Packaging & Glass 3%
Aerospace & Defense 3%

- CLO portfolio has underlying diversified exposure with largest segment in Healthcare & Pharmaceuticals at 13%
- Limited exposure to severely stressed industries
- AA and AAA holdings provide principal protection – exposure to underlying credit losses would require a combination of lifetime defaults (25-35% CDR), loss severity (40-50%), and prepayment assumptions (0-10% CPR)
- Under these assumptions, the underlying securities would need to take losses of approximately 25% before we would anticipate incurring losses on principal
- 1Q21 average CLO portfolio yield of 1.91%
- Quarterly reset based on 3 Month Libor + 1.64%

ACTIVE MANAGEMENT OF DEPOSIT COSTS IS DRIVING DOWN COST OF FUNDS(1)

BANC OF CALIFORNIA

Cost of Funds Drivers



2.85%
2.86%
3.10%
3.10%
3.06%
1.65%
1.61%
1.32%
0.88%
0.86%
1.41%
1.41%
1.03%
0.82%
0.70%
0.63%
1.11%
0.93%
0.66%
0.47%
0.38%
0.71%
0.51%
0.36%
0.28%
1Q20
2Q20
3Q20
4Q20
1Q21
Cost of Interest-bearing deposits
LT FHLB borrowings
Cost of funds
ST FHLB borrowings
Cost of total deposits

(1) Cost of funds includes senior debt with a fixed rate of 5.45% for all periods presented. Includes 4.375% fixed-to-floating subordinated debt star ing in 4Q20.

DECLINING DEPOSIT COSTS PROTECT
NET INTEREST MARGIN

BANC OF CALIFORNIA

Net Interest Margin Drivers



4.27%
4.06%
3.86%
4.04%
3.78%
2.97%
3.09%
3.09%
3.38%
3.19%
1.71%
1.29%
1.02%
0.89%
0.83%
0.25%
0.25%
0.25%
0.25%
0.25%
1Q20
2Q20
3Q20
4Q20
1Q21
Earning Asset Yield
Net Interest Margin
Fed Funds Rate
Interest-Bearing Liabilities

INTEREST RATE RISK MANAGEMENT –
EARNING ASSETS ANALYSIS

BANC OF CALIFORNIA

Assets Repricing/Maturing by Duration ($ millions)



$3,295
45%
$3,433
46%
$688
9%

Repricing/Maturity by Product Type ($ millions)



$1,400
$1,200
$1,000
$800
$600
$400
$200
-
MF
SFR
Securities
WH
CRE
C&I
Cash
SBA
Other
< 1 Year
1 - 2 Years
> 2 Years

Variable Rate Loan Floors & Assets

Category		Total Balance	% of Total Assets
$ in millions			
100+ bps	$	51	0.7%
50-100 bps		40	0.5%
25-50 bps		71	1.0%
0-25 bps		183	2.5%
No Floor		231	3.1%
Sub total Non-Floor Variable	$	**576**	**7.8%**
Floor		1,599	21.6%
Variable Loans	$	2,175	29.3%
Hybrid Loans	$	2,250	30.3%
Fixed Loans	$	1,339	18.1%
Total HFI Loans	$	**5,764**	**77.7%**
Total HFS Loans	$	**1**	**0.0%**
Total Gross Loans	$	**5,766**	**77.7%**
Fixed Securities	$	287	3.9%
Variable Securities	$	984	13.3%
Total Securities	$	**1,271**	**17.1%**
Other Interest-Earning Assets	$	**380**	**5.1%**
Total Earning Assets	$	**7,417**	**100.0%**

- $4.12B (56%) of earning assets mature or have rate resets <2 years
- Earning assets with effective rate resets <2 years include:
  - $2,931 million of loans
  - $811 million of securities (primarily CLOs)
  - $380 million of interest-bearing cash deposits
- $3.30B (44%) of earning assets mature or have rate resets >2 years

BANC FAST FACTS

BANC OF CALIFORNIA

(Dollars in millions)	1Q21	4Q20	3Q20	2Q20	1Q20
Total assets	$ 7,933	$ 7,877	$ 7,738	$ 7,770	$ 7,663
Securities available-for-sale	1,271	1,231	1,246	1,176	969
Loans receivable	5,764	5,898	5,678	5,628	5,667
Total deposits	6,142	6,086	6,032	6,037	5,563
Net interest income	57.9	61.6	55.9	55.3	51.9
Total noninterest income	4.4	7.0	4.0	5.5	2.1
Total revenue	62.3	68.5	59.8	60.8	53.9
Noninterest expense	43.1	39.6	41.8	72.9	45.0
Loss (gain) in alternative energy partnership investments	3.6	(0.7)	(1.4)	(0.2)	1.9
Total noninterest expense	46.7	39.0	40.4	72.8	46.9
Pre-tax pre-provision income[(1)]	15.6	29.6	19.4	(11.9)	7.0
(Reversal of) provision for credit losses	(1.1)	1.0	1.1	11.8	15.8
Net income (loss)	14.4	21.7	15.9	(18.4)	(6.6)
Preferred dividend and other adjustments	6.6	4.0	3.8	3.5	3.1
Net income (loss) available to common stockholders	$ 7.8	$ 17.7	$ 12.1	$ (21.9)	$ (9.7)
Diluted earnings (loss) per common share	$ 0.15	$ 0.35	$ 0.24	$ (0.44)	$ (0.19)
Return on average assets	0.74%	1.11%	0.82%	(0.96%)	(0.35%)
Adjusted efficiency ratio[(1)]	66.91%	64.26%	68.31%	72.74%	78.07%

Preferred Equity	Class / Series	CUSIP	Issue Date	Par Value ($000)	Dividend Rate / Coupon (%)	First Callable Date
Preferred Equity: Non-Cumulative, Perpetual	E	05990K874	2/8/2016	98,702,000	7.000%	3/15/2021

(1) Non-GAAP financial measure; see "Non-GAAP Reconciliation" slides at end of presentation

MERGER **PACIFIC MERCANTILE BANCORP**

BANC OF CALIFORNIA

Key Highlights

- Expected to close in 3Q21
- Acquiring a quality deposit franchise with:
  - 47% noninterest-bearing deposits
  - 0.27% cost of deposits
- Established presence in Los Angeles market
- Adds $1.2 billion in total loans
- Adds $1.4 billion in total deposits
- Adds $1.6 billion in total assets
- Complimentary business models and cultural fit

Financial Highlights

- Approximately 12.9% EPS accretion in 2022 (first full year of cost savings)
- TBV per share earnback of 2.3 years (crossover method)
- IRR of 15%+
- Adds $5 million+ recurring noninterest income annually
- Pro forma capital ratios well in excess of regulatory minimums
- Conservative cost savings assumptions of 35%

Loan Composition

Pro Forma [1] ($7.1B)



C&D
3%
C&I (Ex. PPP)
35%
PPP
6%
CRE
17%
Multifamily
20%
Consumer
2%
SFR
17%
MRQ Yield on Loans: 4.55%

Deposit Composition

Pro Forma ($7.5B)



CDs
13%
Non-Int. Bearing
30%
Int. Bearing Checking
30%
MMDA & Sav.
27%
Cost of Deposits: 0.29%

1) Pro forma excludes purchase accounting adjustments

Note: Balances as of December 31, 2020; Loan yields shown for the quarter ended December 31, 2020; Cost of deposits represents spot rate as of December 31, 2020; Sum of each composition may not add to 100% due to rounding

NON-GAAP FINANCIAL INFORMATION

BANC OF CALIFORNIA

This presentation contains certain financial measures determined by methods other than in accordance with U.S. generally accepted accounting principles (GAAP). These measures include tangible assets, tangible equity, tangible common equity, tangible equity to tangible assets, tangible common equity to tangible assets, tangible common equity per common share, return on average tangible common equity, adjusted noninterest income, adjusted noninterest expense, adjusted noninterest expense to average assets, pre-tax pre-provision (PTPP) income (loss), adjusted PTPP income (loss), PTPP income (loss) ROAA, adjusted PTPP income (loss) ROAA, efficiency ratio, adjusted efficiency ratio, adjusted net income, adjusted net income available to common stockholders, adjusted diluted earnings per share (EPS) and adjusted return on average assets (ROAA) constitute supplemental financial information determined by methods other than in accordance with GAAP. These non-GAAP measures are used by management in its analysis of the Company's performance.

Tangible assets and tangible equity are calculated by subtracting goodwill and other intangible assets from total assets and total equity. Tangible common equity is calculated by subtracting preferred stock from tangible equity. Return on average tangible common equity is computed by dividing net income (loss) available to common stockholders by average tangible common equity. Banking regulators also exclude goodwill and other intangible assets from stockholders' equity when assessing the capital adequacy of a financial institution.

PTPP income is calculated by adding net interest income and noninterest income (total revenue) and subtracting noninterest expense. Adjusted PTPP income is calculated by adding net interest income and adjusted noninterest income (adjusted total revenue) and subtracting adjusted noninterest expense. PTPP income ROAA is computed by dividing annualized PTPP income by average assets. Adjusted PTPP income ROAA is computed by dividing annualized adjusted PTPP income by average assets. Efficiency ratio is computed by dividing noninterest expense by total revenue. Adjusted efficiency ratio is computed by dividing adjusted noninterest expense by adjusted total revenue.

Adjusted net income (loss) is calculated by adjusting net income (loss) for tax-effected noninterest income and expense adjustments and the tax impact from the exercise of stock appreciation rights. Adjusted ROAA is computed by dividing annualized adjusted net income by average assets. Adjusted net income (loss) available to common shareholders is computed by removing the impact of preferred stock redemptions from adjusted net income (loss).

Management believes the presentation of these financial measures adjusting the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results and operating performance of the Company. This disclosure should not be viewed as a substitute for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Reconciliations of these measures to measures determined in accordance with GAAP are contained on slides 32-36 of this presentation.

NON-GAAP RECONCILIATION

BANC OF CALIFORNIA

(Dollars in thousands)	1Q21	4Q20	3Q20	2Q20	1Q20
Tangible Common Equity to Tangible Assets Ratio					
Total assets	$ 7,933,459	$ 7,877,334	$ 7,738,106	$ 7,770,138	$ 7,662,607
Less: goodwill	(37,144)	(37,144)	(37,144)	(37,144)	(37,144)
Less: other intangible assets	(2,351)	(2,633)	(2,939)	(3,292)	(3,722)
Tangible assets	$ 7,893,964	$ 7,837,557	$ 7,698,023	$ 7,729,702	$ 7,621,741
Total stockholders' equity	$ 804,693	$ 897,207	$ 874,254	$ 846,959	$ 835,002
Less: goodwill	(37,144)	(37,144)	(37,144)	(37,144)	(37,144)
Less: other intangible assets	(2,351)	(2,633)	(2,939)	(3,292)	(3,722)
Tangible equity	765,198	857,430	834,171	806,523	794,136
Less: preferred stock	(94,956)	(184,878)	(184,878)	(185,037)	(187,687)
Tangible common equity	$ 670,242	$ 672,552	$ 649,293	$ 621,486	$ 606,449
Total stockholders' equity to total assets	10.14%	11.39%	11.30%	10.90%	10.90%
Tangible equity to tangible assets	9.69%	10.94%	10.84%	10.43%	10.42%
Tangible common equity to tangible assets	8.49%	8.58%	8.43%	8.04%	7.96%

NON-GAAP RECONCILIATION

BANC OF CALIFORNIA

(Dollars in thousands)	1Q21	4Q20	3Q20	2Q20	1Q20
Return on tangible common equity					
Average total stockholders' equity	$ 888,174	$ 892,565	$ 865,406	$ 854,250	$ 916,047
Less: Average preferred stock	(164,895)	(184,878)	(184,910)	(185,471)	(189,607)
Less: Average goodwill	(37,144)	(37,144)	(37,144)	(37,144)	(37,144)
Less: Average other intangible assets	(2,517)	(2,826)	(3,172)	(3,574)	(4,003)
Average tangible common equity	$ 683,618	$ 667,717	$ 640,180	$ 628,061	$ 685,293
Net income (loss)	$ 14,375	$ 21,703	$ 15,913	$ (18,449)	$ (6,593)
Less: Preferred stock dividends and impact of preferred stock redemption	(6,488)	(3,447)	(3,454)	(3,393)	(3,007)
Add: Amortization of intangible assets	282	306	353	430	429
Less: Tax effect on amortization of intangible assets	(59)	(64)	(74)	(90)	(90)
Net income (loss) available to common stockholders	$ 8,110	$ 18,498	$ 12,738	$ (21,502)	$ (9,261)
Return on average equity	6.56%	9.67%	7.32%	(8.69%)	(2.89%)
Return on average tangible common equity	4.81%	11.02%	7.92%	(13.77%)	(5.44%)
Statutory Federal tax rate utilized for calculating tax effect on amortization of intangible assets	21.00%	21.00%	21.00%	21.00%	21.00%

(Dollars in thousands)	1Q21	4Q20	3Q20	2Q20	1Q20
Adjusted Noninterest Income and Expense					
Total noninterest income	$ 4,381	$ 6,975	$ 3,954	$ 5,528	$ 2,061
Noninterest income adjustments:					
Net (gain) loss on securities available for sale	-	-	-	(2,011)	-
Net (gain) loss on sale of legacy SFR loans held for sale	-	-	(272)	-	-
Fair Value adjustment on legacy SFR loans held for sale	-	(36)	(24)	(25)	1,586
Total noninterest income adjustments	-	(36)	(296)	(2,036)	1,586
Adjusted noninterest income	$ 4,381	$ 6,939	$ 3,658	$ 3,492	$ 3,647
Total noninterest expense	$ 46,735	$ 38,950	$ 40,394	$ 72,770	$ 46,919
Noninterest expense adjustments:					
Naming rights termination	-	-	-	(26,769)	-
Debt retirement expense	-	-	-	(2,515)	-
Professional fees	(721)	4,398	(1,172)	(875)	(1,678)
Merger-related costs	(700)	-	-	-	-
Total non-core adjustments	(1,421)	4,398	(1,172)	(30,159)	(1,678)
Gain (loss) in alternative energy partnership investments	(3,630)	673	1,430	167	(1,905)
Total noninterest expense adjustments	(5,051)	5,071	258	(29,992)	(3,583)
Adjusted noninterest expense	$ 41,684	$ 44,021	$ 40,652	$ 42,778	$ 43,336
Average assets	$7,860,952	$7,764,997	$7,687,105	$7,740,206	$7,562,942
Noninterest expense / Average assets	2.41%	2.00%	2.09%	3.78%	2.50%
Adjusted noninterest expense / Average assets	2.15%	2.26%	2.10%	2.22%	2.30%

NON-GAAP RECONCILIATION

BANC OF CALIFORNIA

(Dollars in thousands)	1Q21	4Q20	3Q20	2Q20	1Q20
Net interest income	$ 57,916	$ 61,563	$ 55,855	$ 55,315	$ 51,861
Noninterest income	4,381	6,975	3,954	5,528	2,061
Total revenue	62,297	68,538	59,809	60,843	53,922
Noninterest expense	46,735	38,950	40,394	72,770	46,919
Pre-tax pre-provision income	15,562	29,588	19,415	(11,927)	7,003
Total revenue	62,297	68,538	59,809	60,843	53,922
Total noninterest income adjustments	-	(36)	(296)	(2,036)	1,586
Adjusted total revenue	62,297	68,502	59,513	58,807	55,508
Noninterest expense	46,735	38,950	40,394	72,770	46,919
Total noninterest expense adjustments	(5,051)	5,071	258	(29,992)	(3,583)
Adjusted noninterest expense	41,684	44,021	40,652	42,778	43,336
Adjusted pre-tax pre-provision income	$ 20,613	$ 24,481	$ 18,861	$ 16,029	$ 12,172
Average Assets	$ 7,860,952	$ 7,764,997	$ 7,687,105	$ 7,740,206	$ 7,562,942
Pre-tax pre-provision ROAA	0.80%	1.52%	1.00%	(0.62%)	0.37%
Adjusted pre-tax pre-provision ROAA	1.06%	1.25%	0.98%	0.83%	0.65%
Efficiency Ratio	75.02%	56.83%	67.54%	119.60%	87.01%
Adjusted efficiency ratio	66.91%	64.26%	68.31%	72.74%	78.07%

NON-GAAP RECONCILIATION

BANC OF CALIFORNIA

(Dollars in thousands, except per share data)	1Q21	4Q20	3Q20	2Q20	1Q20
Adjusted net income (loss)					
Net income (loss)	$ 14,375	$ 21,703	$ 15,913	$ (18,449)	$ (6,593)
Adjustments, net[1]					
Noninterest income	-	27	222	1,527	(1,190)
Noninterest expense	3,788	(3,803)	(194)	22,494	2,687
Adjusted net income (loss) before tax adjustment	18,163	17,927	15,941	5,572	(5,096)
Tax adjustment: tax impact from exercise of stock appreciation rights	2,093	-	-	-	-
Adjusted net income (loss)	$ 16,070	$ 17,927	$ 15,941	$ 5,572	$ (5,096)
Average Assets	$ 7,860,952	$ 7,764,997	$ 7,687,105	$ 7,740,206	$ 7,562,942
ROAA	0.74%	1.11%	0.82%	(0.96%)	(0.35%)
Adjusted ROAA	0.83%	0.92%	0.82%	0.29%	(0.27%)
Adjusted net income (loss) available to common stockholders					
Net income (loss) available to common stockholders	$ 7,825	$ 17,706	$ 12,084	$ (21,936)	$ (9,694)
Adjustments to net income (loss)[2]	1,695	(3,776)	28	24,021	1,497
Adjustments for impact of preferred stock redemption	3,347	-	7	(49)	(526)
Adjusted net income (loss) available to common stockholders	$ 12,867	$ 13,930	$ 12,119	$ 2,036	$ (8,723)
Average diluted common shares	50,750,522	50,335,271	50,190,933	50,030,919	50,464,777
Diluted EPS	$ 0.15	$ 0.35	$ 0.24	$ (0.44)	$ (0.19)
Adjusted diluted EPS	$ 0.25	$ 0.28	$ 0.24	$ 0.04	$ (0.17)

(1) Adjustments shown net of an effective tax rate of 25%

(2) Represents the difference between net income and adjusted net income

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